Exhibit 4.10
Coty Inc.
Description of Securities
    The rights of our stockholders are governed by Delaware General Corporation Law (“DGCL”), our amended and restated certificate of incorporation, as amended (our “Certificate of Incorporation”), and our amended and restated by-laws (our “By-laws”).
    The following is a summary of the material terms and provisions of our capital stock and is qualified in its entirety by reference to our Certificate of Incorporation and the amendments thereto and our By-laws , which are incorporated by reference herein and attached as an exhibit to our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, and to the applicable provisions of the DGCL. This summary does not purport to be complete and may not contain all the information that is important to you.

Authorized Capital Stock
Under our Certificate of Incorporation, our authorized capital stock consists of 1,250,000,000 shares of Class A Common Stock, par value $0.01 per share, and 20,000,000 shares of Preferred Stock, par value $0.01 per share.
Registered Securities
Our Class A Common Stock is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and is listed on the New York Stock Exchange under the symbol “COTY”.
Class A Common Stock
Dividend Rights
Holders of our Class A Common Stock are entitled to receive dividends, as and when declared by our board of directors (the “Board”), out of our legally available assets, in cash, property, shares of our Class A Common Stock or other securities, after payments of dividends required to be paid on outstanding Preferred Stock, if any.
Voting Rights
Holders of our Class A Common Stock are entitled to one vote per share on all matters submitted to a vote of our stockholders, unless otherwise required by our Certificate of Incorporation or By-laws. At all meetings of the stockholders at which a quorum is present, except as otherwise required by law, the Certificate of Incorporation or the By-laws, any question brought before any meeting of stockholders other than the election of directors, shall be decided by the affirmative vote of the holders of a majority of the votes cast. Elections of directors shall be decided by a plurality of the votes cast.
Stockholder Action by Written Consent
Any action that can be taken at a meeting of the stockholders may be taken by written consent in lieu of the meeting if we receive consents signed by stockholders having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present.
Right to Receive Liquidation Distributions
Upon our liquidation, dissolution or winding up, the assets legally available for distribution to our stockholders will be distributable ratably among the holders of Class A Common Stock, subject to prior satisfaction of all outstanding debts and other liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding Preferred Stock.
Amendment of Certificate of Incorporation and By-laws
Our Board and our stockholders are authorized to adopt, amend or repeal our By-laws. The approval of our Board is required to amend our Certificate of Incorporation. In addition, Section 242(b)(2) of the DGCL requires that holders of our Class A Common Stock vote as a class upon the proposed amendment, if the amendment would increase or decrease the par value of the shares of Class A Common Stock, or alter or change the powers, preferences or special rights of the Class A Common Stock so as to affect them adversely.
No Preemptive or Similar Rights

Shares of our Class A Common Stock are not entitled to preemptive rights and are not convertible into any other shares of our capital stock.
Preferred Stock
We are authorized, subject to the limits imposed by the DGCL, to issue Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, rights, preferences and privileges of the shares of each such series and any of the qualifications, limitations or restrictions thereof. Our Board can also increase or decrease the number of shares of any series, but not below the number of shares of a given series then outstanding, plus the number of shares reserved for issuance upon the exercise or vesting of outstanding securities convertible into the applicable series of Preferred Stock, by the affirmative vote of the holders of a majority of the shares of Coty stock entitled to vote, unless a vote of any other holders is required pursuant to a certificate or certificates of designation establishing a series of Preferred Stock, without any further vote or action by our stockholders.
The rights of holders of Class A Common Stock are subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that may be issued in the future. Our Board may authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Class A Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a future change in control of the Company and may adversely affect the market price of Class A Common Stock and the voting and other rights of the holders of Class A Common Stock.
Series A Preferred Stock
In fiscal year 2015, we established awards under our Equity and Long-Term Incentive Plan and certain of our executive officers at the time received awards of our Series A Preferred Stock. In April 2015, we filed a Certificate of Designations with the Secretary of State of the State of Delaware, establishing the voting rights, powers, preferences and privileges, and the relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, with respect to our Series A Preferred Stock, which various and several voting powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof may be severally set forth in various subscription agreements relating to the issuance and sale of the Series A Preferred Stock (each, a “Series A Subscription Agreement”). Under the terms provided in the various Series A Subscription Agreements, a holder of Series A Preferred Stock may be entitled to exchange any or all vested Series A Preferred Stock prior to varying dates specified in the Series A Subscription Agreements, into, at our sole election, either cash or shares of Class A Common Stock, as calculated and subject to the limitations set forth therein.
Shares of Series A Preferred Stock are not entitled to receive any dividends and have no voting rights, except as required by law. Upon our liquidation, dissolution or winding up, each share of Series A Preferred Stock entitles the holder to receive out of our assets available for distribution to stockholders, after satisfaction of liabilities to creditors and subject to the rights of senior securities, an amount in cash per share equal the then fair market value per share of such Series A Preferred Stock as determined by an independent qualified professional appraisal firm. Such shares will not be entitled to an additional amount after the full liquidation distribution has been paid.
 Series A-1 Preferred Stock
In fiscal year 2019, we granted awards of our Series A-1 Preferred Stock in connection with grants under our Elite stock investment program. In February 2019, we filed a Certificate of Designations with the Secretary of State of the State of Delaware, establishing the voting rights, powers, preferences and privileges, and the relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, with respect to our Series A-1 Preferred Stock, which various and several voting powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof is set forth in a subscription agreement relating to the issuance and sale of the Series A-1 Preferred Stock (the “Series A-1 Subscription Agreement”). Under the terms provided in the Series A-1 Subscription Agreement, a holder of Series A-1 Preferred Stock is entitled to exchange any or all vested Series A-1 Preferred Stock prior to varying dates specified in the Series A-1 Subscription Agreement, into, at our sole election, either cash or shares of Class A Common Stock, as calculated and subject to the limitations set forth therein.
Shares of Series A-1 Preferred Stock are not entitled to receive any dividends and have no voting rights, except as required by law. Upon our liquidation, dissolution or winding up, each share of Series A-1 Preferred Stock entitles the holder to receive out of our assets available for distribution to stockholders, after satisfaction of liabilities to creditors and subject to the rights of senior securities, an amount in cash per share equal to $0.10. Such shares will not be entitled to an additional amount after the full liquidation distribution has been paid.

Series B Convertible Preferred Stock

In May 2020, we filed a Certificate of Designations with the Secretary of State of the State of Delaware, establishing the voting rights, powers, preferences and privileges, and the relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, with respect to our Series B Convertible Preferred Stock.

Preferential Rights. The Series B Convertible Preferred Stock ranks senior to the shares of Class A Common Stock and the Company’s other outstanding series of preferred stock as of the date of this Annual Report and will rank senior to any other future series of capital stock the terms of which do not expressly provide that such series rank on a parity basis or senior to the Series B Convertible Preferred Stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

Dissolution. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the Holders shall be entitled, out of assets legally available therefor, before any distribution or payment out of the assets of the Company may be made to or set aside for the holders of any junior stock, and subject to the rights of the holders of any senior stock or parity stock and the rights of the Company’s existing and future creditors, to receive in full a liquidating distribution in cash and in the amount per share of Series B Convertible Preferred Stock equal to the greater of (i) the sum of (A) the liquidation preference plus (B) the accrued dividends with respect to such share of Series B Convertible Preferred Stock as of the date of such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company and (ii) the amount such Holders would have received had such Holders, immediately prior to such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, converted such shares of Series B Convertible Preferred Stock into Class A Common Stock.

Dividends. Holders of the Series B Convertible Preferred Stock are entitled to a dividend at the rate of 9.0% per annum, accruing daily and payable quarterly in arrears; the dividend rate shall increase by 1.0% on the seven (7) year anniversary of May 26, 2020 and shall increase by an additional 1.0% on each subsequent anniversary up to a maximum of 12.0%. If the Company does not declare and pay a dividend on the Series B Convertible Preferred Stock on any dividend payment date, the dividend rate will increase by 1% per annum until all accrued but unpaid dividends have been paid in full. Dividends will be payable in cash, by increasing the amount of accrued dividends with respect to a share of Series B Convertible Preferred Stock, or any combination thereof, at the sole discretion of the Company.

Conversion. The Series B Convertible Preferred Stock will be convertible, in whole or in part, at any time at the option of the Holders thereof into shares of Class A Common Stock at an initial conversion price of $6.24 per share of Series B Convertible Preferred Stock and an initial conversion rate of 160.2564 shares of Class A Common Stock per share of Series B Convertible Preferred Stock, subject to certain anti-dilution adjustments set forth in the Certificate of Designations, filed with the Secretary of State of the State of Delaware on May 26, 2020, designating the Series B Convertible Preferred Stock (the “Certificate of Designations”). At any time after the third anniversary of May 26, 2020, if the volume weighted average price of the Class A Common Stock exceeds the then applicable conversion rate, as may be adjusted pursuant to the Certificate of Designations, for at least 20 trading days in any period of 30 consecutive trading days, at the election of the Company, all or any portion of the Series B Convertible Preferred Stock will be convertible into the relevant number of shares of Class A Common Stock. Pursuant to the terms of the Certificate of Designations, unless and until approval of the Company’s stockholders is obtained as contemplated by NYSE listing rule 312.03(d) (the “Stockholder Approval”), no Holder of Series B Convertible Preferred Stock will have the right to acquire shares of Class A Common Stock if and solely to the extent that such conversion would result in such Holder beneficially owning a number of shares of Class A Common Stock that could trigger a change of control under NYSE listing rules (such limitation, the “Ownership Limitation”). The Company has the right to settle any conversion over the Ownership Limitation of a Holder of Series B Convertible Preferred Stock in cash if the Stockholder Approval is not obtained.

Voting Rights. Holders of the Series B Convertible Preferred Stock will be entitled to a separate class vote with respect to, among other things, amendments to the Company’s organizational documents that have an adverse effect on the Series B Convertible Preferred Stock, authorizations or issuances by the Company of securities that are senior to, or equal in priority with, the Series B Convertible Preferred Stock, increases or decreases in the number of authorized shares of Series B Convertible Preferred Stock and issuances of shares of Series B Convertible Preferred Stock after May 26, 2020.

Redemption. At any time following the fifth anniversary of May 26, 2020, the Company may redeem some or all of the Series B Convertible Preferred Stock for a per share amount in cash equal to: (i) the sum of (x) 100% of the liquidation preference thereof, plus (y) all accrued and unpaid dividends, multiplied by (ii) (A) 107% if the redemption occurs at any time on or after the fifth anniversary of May 26, 2020 and prior to the sixth anniversary of the Closing Date, (B) 105% if the redemption occurs at any time on or after the sixth anniversary of May 26, 2020 and prior to the seventh anniversary of May 26, 2020, and (C) 100% if the redemption occurs at any time on or after the seventh anniversary of May 26, 2020 (such price, the “Redemption Price”).

Upon certain change of control events involving the Company, the Holders of the Series B Convertible Preferred Stock may, at such Holder’s election, (i) convert their shares of Series B Convertible Preferred Stock into Class A Common Stock at the then-current conversion price; provided that if such change of control occurs on or before the fifth anniversary of May 26, 2020, the Company will also be required to pay the Holders of the Series B Convertible Preferred Stock a “make-whole” premium or (ii) cause the Company to redeem their shares of Series B Convertible Preferred Stock for an amount in cash equal to (x) if the change of control occurs on or before the fifth anniversary of May 26, 2020, 110% of the sum of the liquidation preference thereof plus any accrued and unpaid dividends and (y) if the change of control occurs on or after the fifth anniversary of May 26, 2020, 100% of the then-current Redemption Price. If no such election is made with respect to any share of Series B Convertible Preferred Stock, such share shall remain outstanding.

Preemptive Rights. Except for the right to participate in any issuance of new equity securities by the Company as set forth in the Series B Investment Agreement, the Holders shall not have any preemptive rights. Pursuant to the Series B Investment Agreement, after May 26, 2020 and so long as the Investors (as defined in the Series B Investment Agreement) continue to beneficially own at all times shares of Series B Convertible Preferred Stock and/or shares of Class A Common Stock that represent in the aggregate and on an as converted basis, at least 50% of the number of shares of Class A Common Stock beneficially owned by the Investors on an as converted basis, if the Company makes any public or non-public offering of any capital stock of, other equity or voting interests in, or equity-linked securities of, the Company or any securities that are convertible or exchangeable into (or exercisable for) capital stock of, other equity or voting interests in, or equity-linked securities of, the Company, the Investor and each person to which the Investor later transfers any shares of Series B Convertible Preferred Stock or Class A Common Stock issued upon conversion of Series B Convertible Preferred Stock shall be afforded the opportunity to acquire from the Company such Investor’s preemptive rights portion of such new securities for the same price as that offered to the other purchasers of such new securities, subject to certain conditions described in the Series B Investment Agreement.

Series B Investment Agreement

On November 30, 2022, the Investor ceased to own at least 20% of the shares of Series B Convertible Preferred Stock purchased in the Issuance on an as-converted basis, and, in accordance with the terms of the Series B Investment Agreement, the Investor is no longer entitled to designate any designees for election to the Board.

Additionally, the Investor will be subject to certain standstill restrictions, including that the Investor will be restricted from acquiring additional equity securities of the Company if such acquisition would result in beneficial ownership in excess of 15% of the Company’s issued and outstanding Class A Common Stock, until the later of 90 days after which the Investor has no rights (or has irrevocably waived its rights) to appoint a Designee and the three month anniversary of the Closing Date (as defined in the Investment Agreement). Subject to certain exceptions, the Investor was restricted from transferring the Series B Convertible Preferred Stock until the three month anniversary of the Closing Date.

Series B Registration Rights Agreement

On May 26, 2020, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Company has agreed to provide to the Investor and each other Holder party thereto from time to time, following a three-month lockup period (the “lock-up period”), certain customary registration rights with respect to each Holder’s shares of the Series B Convertible Preferred Stock and the Class A Common Stock, issued in connection with any future conversion of the Series B Convertible Preferred Stock (together, the “Registrable Securities”) until such Holder’s Registrable Securities have been sold (subject to certain exceptions), or in the case of any shares of Class A Common Stock held by such Holder, all shares of Class A Common Stock held by such Holder, on an as converted basis, constitute less than 1% of the Company’s total outstanding shares of Class A Common Stock and may be sold in a single day pursuant to, and in accordance with, subsection (k) of Rule 144 under the Securities Act.

The Holders also have the right to request up to four underwritten take-downs, equal to at least $75 million per request, off of this prospectus during any 365-day period (subject to certain cut-back priorities) and the Holders have the right to request unlimited non-underwritten take-downs. Additionally, the Registration Rights Agreement grants each Holder customary demand registration rights for a minimum number of Registrable Securities equal to at least $75 million per demand which shall include underwritten offerings (subject to certain cut-back priorities), subject to a cool-off period of at least sixty days after effectiveness of the previous demand registration. The Registration Rights Agreement also grants each Holder customary “piggyback” registration rights. If, following the lock-up period, the Company proposes to register any shares of Common Stock, whether or not for its own account, each Holder will be entitled, subject to certain exceptions, to include its Registrable Securities in the registration, subject to certain cut-back priorities. The Registration Rights Agreement permits the Company to postpone the filing or use of a registration statement for a certain period (such period, a “Postponement Period”) if the filing or continued use of the registration statement would, in the good faith judgment of the Board (after consultation with external legal counsel) (i) require the Company to disclose material non-public information that, in the Company’s good faith judgment (after consultation with external legal counsel), the Company has a bona fide business purpose for not disclosing publicly or (ii) materially interfere with any material proposed acquisition, disposition, financing, reorganization, recapitalization or similar transaction involving the Company or any of its subsidiaries then under consideration. There will not be more than one Postponement Period in any 180-day period and no single Postponement Period will exceed 60 days.
Controlled Company Status
As of the date of this Annual Report, the JAB Investors (as defined below) beneficially own approximately 54% of the outstanding shares of Class A Common Stock, which also represents approximately 54% of the voting power of our capital stock. Accordingly, we qualify as a “controlled company” under the NYSE Listed Company Manual rules (the “NYSE Rules”). As a “controlled company,” we are permitted to take advantage of exemptions from certain of the corporate governance requirements under the NYSE Rules, including the requirements that a majority of our Board consist of independent directors, that we have a nominating and corporate governance committee that is composed entirely of independent directors and that we have a compensation committee that is composed entirely of independent directors. As a result, for so long as we are a controlled company, stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements under the NYSE Rules. However, the Stockholders Agreement described below contains certain obligations with respect to the independence of our Board and a committee of our Board.
Stockholders Agreement
The Company is party to a stockholders agreement, dated as of March 17, 2019 (the “Stockholders Agreement”), with JAB Holdings B.V., JAB Cosmetics B.V. and Cottage Holdco B.V. (the “JAB Investors”). Pursuant to the Stockholders Agreement, among other things:
•during the three year period following April 30, 2019, the JAB Investors shall not, subject to certain exceptions, effect or enter into any agreement to effect any acquisition of additional shares of capital stock of the Company (including Class A Common Stock, “Company Securities”); provided that, the JAB Investors may acquire Company Securities on an established securities exchange or through privately negotiated transactions that, after giving effect to such acquisition, does not result in an increase in the JAB Investors’ and their affiliates’ collective beneficial ownership percentage of the voting power of the then issued and outstanding Company Securities to an amount greater than the percentage of the voting power of the issued and outstanding Company Securities beneficially owned by the JAB Investors, collectively, as of the consummation of the Offer, plus 9% (meaning a cap of approximately 69% for three years after April 30, 2019);
•during the three year period following April 30, 2019, the JAB Investors shall not, subject to certain exceptions, transfer any Company Securities to any other person or group (other than an affiliate of any of the JAB Investors) that, after giving effect to such transfer, would beneficially own in excess of 20% of the voting power of the Company;
•for so long as the Stockholders Agreement is in effect, the JAB Investors shall not effect or seek to effect, or announce any intention to effect, any “Rule 13e-3 transaction” as defined in Rule 13e-3 under the Exchange Act unless such transaction is conditioned on both (i) the affirmative approval of a special committee of our Board comprised solely of individuals who are each (1) “independent” under the requirements of Rule 10A-3 under the Exchange Act, and under the rules of the applicable securities exchange on which Company Securities are traded and (2) disinterested as it relates to the JAB Investors and their respective affiliates (any such individual, an “Independent Director”) and who are disinterested and independent under Delaware law as to the matter under consideration, duly obtained in accordance with the applicable provisions of the Company’s organizational documents, applicable law and the rules, regulations and listing standards promulgated by any securities exchange on which Company Securities are traded (“Disinterested Director Approval”) and (ii) the affirmative vote of our stockholders representing at least a majority of the voting power of the Company beneficially owned by stockholders that are not the JAB Investors or their affiliates;
•for so long as the Stockholders Agreement is in effect, material related party transactions involving the JAB Investors or any of their affiliates and the Company will require Disinterested Director Approval; and
•for so long as the Stockholders Agreement is in effect, the JAB Investors and the Company have agreed to take all necessary actions within their control to maintain no fewer than four Independent Directors on our Board and to cause, no later than September 30, 2019, to be elected to our Board two new Independent Directors.
The Stockholders Agreement also provides the JAB Investors with certain customary demand and shelf registration rights with respect to Company Securities and restricts the registration rights we may grant other stockholders after the date thereof.

Prior to the entry into the Stockholders Agreement, we granted certain other stockholders customary demand and “piggyback” registration rights.
The Stockholders Agreement will terminate upon the earlier of the mutual consent of the parties to the Stockholders Agreement (including, with respect to the Company, Disinterested Director Approval) or such time as the JAB Investors and their affiliates cease to beneficially own 40% of the voting power of the Company capital stock on a fully diluted basis. The Stockholders Agreement may be amended by the JAB Investors and the Company after receipt of Disinterested Director Approval. Any waiver by the Company of any condition or of any breach of any term, covenant, representation or warranty contained in the Stockholders Agreement also requires Disinterested Director Approval.
Anti-Takeover Effects of Delaware Law, Certificate of Incorporation and By-laws
The following provisions may make a change in control of our business more difficult and could delay, defer or prevent a tender offer or other takeover attempt that a stockholder might consider to be in its best interest, including takeover attempts that might result in the payment of a premium to our stockholders over the market price for their shares. These provisions also may promote the continuity of our management by making it more difficult for a person to remove or change the incumbent members of our Board.
Controlling Stockholder. As of the date of this Annual Report, the JAB Investors beneficially own approximately 60% of the outstanding shares of Class A Common Stock, which also represents approximately 60% of the voting power of our capital stock. This concentrated control could have the effect of discouraging others from initiating a potential merger, takeover or other future change of control transaction that other stockholders may view as beneficial.
Delaware Law. We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder, subject to exceptions, unless the business combination is approved by our Board in a prescribed manner or the transaction in which the person became an interested stockholder is approved by our Board and disinterested stockholders in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of our business without further action by the stockholders.
Authorized but Unissued Shares; Undesignated Preferred Stock. The authorized but unissued shares of Class A Common Stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, acquisitions and employee benefit plans. In addition, our Board may authorize, without stockholder approval, the issuance of undesignated Preferred Stock with voting rights or other rights or preferences designated from time to time by our Board. The existence of authorized but unissued shares of Class A Common Stock or Preferred Stock may enable our Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
Advance Notice Requirements for Stockholder Proposals and Nominations of Directors. Our By-laws require stockholders seeking to bring business before an annual meeting of stockholders, or to nominate individuals for election as directors at an annual or special meeting of stockholders, to provide timely notice in writing, as specified therein. These provisions regulate our stockholders in bringing matters before the annual meeting of stockholders or making nominations for directors at any meetings of stockholders. These provisions may also discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the potential acquiror’s own slate of directors or otherwise attempting to obtain control of our business.
Special Meetings of Stockholders. Our Certificate of Incorporation and By-laws provide that special meetings of stockholders may be called only by our Chairman, Chief Executive Officer or our Board or by our Secretary at the request of holders of not less than a majority of the combined voting power of Class A Common Stock.
Cumulative Voting. Our Certificate of Incorporation provides that our stockholders are not permitted to cumulate votes in the election of directors.
Series B Convertible Preferred Stock Change in Control Provisions. Upon certain change in control events involving the Company, the Holders thereof will have the right to convert their shares of Series B Convertible Preferred Stock into shares of

Class A Common Stock or require the Company to repurchase the Series B Convertible Preferred Stock. See “Series B Convertible Preferred Stock—Redemption” above.
Transfer Agent
The transfer agent and registrar for our Class A Common Stock is Computershare Trust Company, N.A.